Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

S-3

Lifeway Foods, Inc.

Table 1: Newly Registered and Carry Forward Securities

Line Item Type	Security Type	Security Class Title	Notes	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to be Paid	Equity	Common Stock, no par value	(1)	Other	3,454,756	$26.15	$90,341,869.40	0.0001381	$12,476.21

Total Offering Amounts:							$90,341,869.40		12,476.21
Total Fees Previously Paid:									0.00
Total Fee Offsets:									0.00
Net Fee Due:									$12,476.21

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Offering Note(s)

(1)	The price is estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and represents the average high and low trading prices of the Common Stock as reported on The Nasdaq Global Market on October 27, 2025.